UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

       Press Release

Highlights

The main figures obtained by Bradesco in the first nine months of 2015 are presented below:

1.       Adjusted Net Income(1) for the first nine months of 2015 stood at R$13.311 billion (an 18.6% increase compared to the R$11.227 billion recorded in the same period of 2014), corresponding to earnings per share of R$3.47, in the last 12 months, and Return on Average Adjusted Equity(2) of 21.2%.

2.    As for the source, the Adjusted Net Income is composed of R$9.428 billion from financial activities, representing 70.8% of the total, and of R$3.883 billion from insurance, pension plans and capitalization bonds operations, which together account for 29.2%.

3.     In September 2015, Bradesco’s market value stood at R$113.288 billion(3).

4.     Total Assets, in September 2015, stood at R$1.051 trillion, an increase of 6.4% over the September 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.1 p.p. over September 2014 (1.6%).

5.      In September 2015, the Expanded Loan Portfolio(4) reached R$474.488 billion, up 6.8% over September 2014. Operations with individuals totaled R$145.234 billion (an increase of 5.2% over September 2014), while corporate segment operations totaled R$329.253 billion (up 7.5% over September 2014).

6.       Assets under Management stood at R$1.453 trillion, a 4.9% increase over September 2014.

7.       Shareholders’ Equity totaled R$86.233 billion in September 2015, 8.8% higher than in September 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 14.5% in September 2015, 11.4% of which was classified as Common Equity / Tier I.

8.       A total of R$4.358 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first nine months of 2015, of which R$1.707 billion were paid in monthly and interim installments and R$2.651 billion were provisioned.

9.     The Interest Earning Portion of the Net Interest Income stood at R$40.397 billion, an increase of 16.0% compared to the first nine months of 2014.

10.  The Delinquency Ratio over 90 days stood at 3.8% in September 2015 (3.6% in September 2014).

11. The Operating Efficiency Ratio (ER)(5) in September 2015 was 37.9% (39.9% in September 2014), while in the “risk-adjusted” concept, it stood at 46.6% (48.7% in September 2014).

12.  Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$45.482 billion in the period of nine months of 2015, up 18.6% when compared to the same period in 2014. Technical Reserves stood at R$168.629 billion, an increase of 15.5% compared to the balance in September 2014.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.044 billion in the period of nine months of 2015, up 16.5% over the same period in the previous year.

14.  Taxes and contributions paid or recorded in provision, including social security, totaled R$19.225 billion, of which R$8.690 billion were related to taxes withheld and collected from third parties, and R$10.535 billion were calculated based on activities developed by Organização Bradesco, equivalent to 79.1% of the Adjusted Net Income(1).

15.  Bradesco has an extensive Customer Service Network in Brazil, with 4,593 Branches and 3,496 Service Points (PAs). Customers of Bradesco can also count on 845 ATMs, 48,175 Bradesco Expresso service points, 31,495 Bradesco ATMs, and 18,618 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$9.237 billion. Social benefits provided to all 93,696 employees of Organização Bradesco and their dependents amounted to R$2.304 billion, while investments in education, training and development programs totaled R$100.913 million.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Economic and Financial Analysis Report – September 2015

Press Release

Highlights

17.   In August 2015, Bradesco informed the market that it had signed a Purchase Contract of Shares with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price will be adjusted by the equity variation of HSBC as per December, 2014 and will be paid on the date of completion of the operation, which is subject to the approval of the competent regulatory authorities and in compliance with the legal formalities. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

18.   In September 2015, Bradesco was selected for the 10th consecutive year, to integrate the Dow Jones Sustainability Index (DJSI), in the portfolios “Dow Jones Sustainability World Index" and "Dow Jones Sustainability Emerging Markets".

19.  Major Awards and Acknowledgments in the period:

•   Bradesco was considered the most valuable Bank brand in Latin America and obtained 4th place in the general ranking amongst all sectors with a value of US$5.2 billion (BrandAnalytics / Millward Brown);

•   It was a highlight in the 2015 edition of the "Anuário Valor 1000" (Yearbook) integrating the ranking of the largest banks and occupying the 1st place among insurers, with Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Saúde (Valor Econômico newspaper); and

•   For the 16th time, it was part of the list of “135 Melhores Empresas para Trabalhar no Brasil” ("135 Best Companies to Work For in Brazil"), (Época magazine, assessed as Great Place to Work).

Organização Bradesco is fully committed to internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving force behind our engagement is inclusion via education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and socio-environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$537.311 million budget will benefit approximately 101,609 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). These students will conclude, at least, one of the various courses offered in its schedule, and another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	Variation %
									3Q15 x 2Q15	3Q15 x 3Q14
Income Statement for the Period - R$ million
Book Net Income	4,120	4,473	4,244	3,993	3,875	3,778	3,443	3,079	(7.9)	6.3
Adjusted Net Income	4,533	4,504	4,274	4,132	3,950	3,804	3,473	3,199	0.6	14.8
Total Net Interest Income	13,735	13,541	13,599	12,986	12,281	12,066	10,962	11,264	1.4	11.8
Gross Credit Intermediation Margin	10,806	10,427	10,242	10,061	9,798	9,460	9,048	9,175	3.6	10.3
Net Credit Intermediation Margin	6,954	6,877	6,662	6,754	6,450	6,319	6,187	6,214	1.1	7.8
Provision for Loan Losses (ALL) Expenses	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	8.5	15.1
Fee and Commission Income	6,380	6,118	5,744	5,839	5,639	5,328	5,283	5,227	4.3	13.1
Administrative and Personnel Expenses	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	6.0	11.2
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,125	16,723	13,634	17,806	12,904	13,992	11,450	14,492	(9.6)	17.2
Statement of Financial Position - R$ million
Total Assets	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	2.1	6.4
Securities	364,472	356,115	344,430	346,358	343,445	333,200	321,970	313,327	2.3	6.1
Loan Operations (1)	474,488	463,406	463,305	455,127	444,195	435,231	432,297	427,273	2.4	6.8
- Individuals	145,234	143,461	142,051	141,432	138,028	135,068	132,652	130,750	1.2	5.2
- Corporate	329,253	319,945	321,254	313,695	306,167	300,163	299,645	296,523	2.9	7.5
Allowance for Loan Losses (ALL) (2)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	20.5	26.7
Total Deposits	203,637	195,926	211,702	211,612	211,882	213,270	218,709	218,063	3.9	(3.9)
Technical Reserves	168,629	164,566	157,295	153,267	145,969	142,731	137,751	136,229	2.5	15.5
Shareholders' Equity	86,233	86,972	83,937	81,508	79,242	76,800	73,326	70,940	(0.8)	8.8
Assets under Management	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	0.6	4.9
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.47	3.35	3.21	3.05	2.87	2.69	2.53	2.42	3.6	20.9
Book Value per Common and Preferred Share - R$ (4)	17.14	17.28	16.67	16.19	15.74	15.25	14.56	14.09	(0.8)	8.9
Annualized Return on Average Equity (5) (6)	21.2	21.9	22.3	20.1	20.4	20.7	20.5	18.0	(0.7) p.p.	0.8 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	26.9	26.3	25.3	24.2	22.8	21.4	20.1	-	0.6 p.p.	4.1 p.p.
Annualized Return on Average Assets (6)	1.7	1.7	1.7	1.6	1.6	1.6	1.5	1.4	-	0.1 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.6	7.6	7.5	7.3	7.1	7.0	6.9	7.0	-	0.5 p.p.
Fixed Asset Ratio (12)	38.6	39.6	47.9	47.2	46.8	46.7	47.1	45.4	(1.0) p.p.	(8.2) p.p.
Combined Ratio - Insurance (7)	86.9	86.5	86.8	85.9	86.5	86.3	86.4	86.1	0.4 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	37.9	37.9	38.3	39.2	39.9	40.9	41.9	42.1	-	(2.0) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	79.1	78.7	77.4	76.7	75.9	74.1	73.6	71.8	0.4 p.p.	3.2 p.p.
Market Capitalization - R$ million (8)	113,288	142,098	150,532	145,536	146,504	134,861	135,938	128,085	(20.3)	(22.7)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	7.8	6.7	6.7	6.7	6.7	6.6	6.5	6.7	1.1 p.p.	1.1 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.7	4.6	4.5	4.3	4.4	4.4	4.2	4.2	0.1 p.p	0.3 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.8	3.7	3.6	3.5	3.6	3.5	3.4	3.5	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	205.7	180.4	187.0	189.0	187.2	186.9	193.8	192.3	25.3 p.p.	18.5 p.p.
Coverage Ratio (> 60 days (10)) (2)	168.4	146.5	149.8	156.6	154.2	149.9	153.7	158.9	21.9 p.p.	14.2 p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	14.5	16.0	15.2	16.5	16.3	15.8	15.7	16.6	(1.5) p.p.	(1.8) p.p.
Capital Nível I	11.4	12.8	12.1	12.9	12.6	12.1	11.9	12.3	(1.4) p.p.	(1.2) p.p.
- Common Equity	11.4	12.8	12.1	12.9	12.6	12.1	11.9	12.3	(1.4) p.p.	(1.2) p.p.
Capital Nível II	3.0	3.2	3.1	3.6	3.7	3.7	3.8	4.3	(0.2) p.p.	(0.7) p.p.

  6  Economic and Financial Analysis Report – September 2015

Press Release

Main Information

	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Variation %
									Sept15 x Jun15	Sept15 x Sept14
Structural Information - Units
Service Points (13)	71,738	74,270	74,917	75,176	74,028	73,208	73,320	72,736	(3.4)	(3.1)
- Branches	4,593	4,628	4,661	4,659	4,659	4,680	4,678	4,674	(0.8)	(1.4)
- PAs (14)	3,496	3,463	3,502	3,486	3,497	3,497	3,484	3,586	1.0	-
- PAEs (14)	845	980	1,135	1,145	1,159	1,175	1,186	1,180	(13.8)	(27.1)
- External Terminals in Bradesco ATMs (15) (16)	874	1,112	1,243	1,344	1,398	1,684	2,701	3,003	(21.4)	(37.5)
- Assisted Banco24Horas Network Points (15)	11,917	12,127	12,268	12,450	12,213	12,023	11,873	11,583	(1.7)	(2.4)
- Bradesco Expresso (Correspondent Banks)	48,175	50,042	50,043	50,006	49,020	48,186	47,430	46,851	(3.7)	(1.7)
- Bradesco Promotora de Vendas	1,824	1,904	2,051	2,073	2,068	1,949	1,955	1,846	(4.2)	(11.8)
- Branches / Subsidiaries Abroad	14	14	14	13	14	14	13	13	-	-
ATMs	50,113	49,410	48,941	48,682	48,053	47,612	48,295	48,203	1.4	4.3
- Bradesco Network	31,495	31,132	31,091	31,089	31,107	31,509	32,909	33,464	1.2	1.2
- Banco24Horas Network	18,618	18,278	17,850	17,593	16,946	16,103	15,386	14,739	1.9	9.9
Employees (17)	93,696	93,902	94,976	95,520	98,849	99,027	99,545	100,489	(0.2)	(5.2)
Outsourced Employees and Interns	13,333	13,111	12,977	12,916	12,896	12,790	12,671	12,614	1.7	3.4
Customers - in millions
Active Account Holders (18) (19)	26.4	26.5	26.6	26.5	26.6	26.5	26.6	26.4	(0.4)	(0.8)
Savings Accounts (20)	57.0	57.6	58.1	59.1	52.9	51.8	49.0	50.9	(1.0)	7.8
Insurance Group	48.2	47.8	47.8	46.9	46.3	45.5	45.3	45.7	0.8	4.1
- Policyholders	42.5	42.0	42.0	41.1	40.5	39.6	39.4	39.8	1.2	4.9
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.3	3.4	3.4	3.4	3.4	3.5	3.5	3.5	(2.9)	(2.9)
Bradesco Financiamentos (18)	2.8	2.9	3.0	3.1	3.1	3.2	3.2	3.3	(3.4)	(9.7)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and 4,193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(13) The decrease as of March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the reduction of Bradesco Expresso correspondents;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in the fourth quarter of  2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(18) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings(1)
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb	3	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB	F2	BBB	F2	AAA(bra)	F1+(bra)

Moody´s Investors Service (1)
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Baa3		P-3		Baa3	P-3	Aaa.br	BR-1

Standard & Poor's (1)						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA-1
BB+	B	BB+	B	brAA+	brA-1

(1)     Due to the lowering of the sovereign rating, the rating agencies Standard & Poor's and Moody's Investors Service and Fitch Ratings have lowered the ratings of Bradesco and of other Brazilian financial institutions.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Profit in the periods below are presented in the following comparative chart:

	R$ million
	9M15	9M14	3Q15	2Q15
Book Net Income	12,837	11,096	4,120	4,473

Non-recurring events (net of tax effects)	474	131	413	31
- Tax liability	(2,341)	-	(2,341)	-
- ALL Surplus/Deficit Rating	2,222	-	2,222	-
- Contingent assets	530	(227)	469	31
- Other (1)	63	359	63	-

Adjusted Net Income	13,311	11,227	4,533	4,504

ROAE % (2)	20.4	20.2	20.0	22.6

ROAE (ADJUSTED) % (2)	21.2	20.4	22.1	22.7

(1)   In 9M15 and 3Q15, it basically refers to the constitution of other operational provisions; and, in 9M14, it refers to the impairment of Securities and Bonds – Shares, classified as Available for Sale, originating from the recognition of permanent loss in shares of Banco Espírito Santo S.A. (BES); and

(2)   Annualized.

  8  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding and comparison of Bradesco results, we use in the comments of chapters 1 and 2 of this report the Adjusted Income Statement, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release.

								R$ million
	Adjusted Income Statement
	9M15	9M14	Variation		3Q15	2Q15	Variation
			9M15 x 9M14				3Q15 x 2Q15
			Amount	%			Amount	%
Net Interest Income	40,875	35,309	5,566	15.8	13,735	13,541	194	1.4
- Interest Earning Portion	40,397	34,811	5,586	16.0	13,709	13,415	294	2.2
- Non-Interest Earning Portion	478	498	(20)	(4.0)	26	126	(100)	-
ALL	(10,982)	(9,350)	(1,632)	17.5	(3,852)	(3,550)	(302)	8.5
Gross Income from Financial Intermediation	29,893	25,959	3,934	15.2	9,883	9,991	(108)	(1.1)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	3,933	3,684	249	6.8	1,411	1,311	100	7.6
Fee and Commission Income	18,242	16,250	1,992	12.3	6,380	6,118	262	4.3
Personnel Expenses	(10,860)	(10,291)	(569)	5.5	(3,797)	(3,618)	(179)	4.9
Other Administrative Expenses	(11,765)	(10,689)	(1,076)	10.1	(4,200)	(3,926)	(274)	7.0
Tax Expenses	(3,990)	(3,416)	(574)	16.8	(1,330)	(1,351)	21	(1.6)
Companies	51	130	(79)	(60.8)	38	33	5	15.2
Other Operating Income/ (Expenses)	(5,122)	(4,035)	(1,087)	26.9	(1,604)	(1,606)	2	(0.1)
Operating Result	20,382	17,592	2,790	15.9	6,781	6,952	(171)	(2.5)
Non-Operating Result	(215)	(115)	(100)	87.0	(92)	(55)	(37)	67.3
Income Tax / Social Contribution	(6,750)	(6,161)	(589)	9.6	(2,124)	(2,351)	227	(9.7)
Non-controlling Interest	(106)	(89)	(17)	19.1	(32)	(42)	10	(23.8)
Adjusted Net Income	13,311	11,227	2,084	18.6	4,533	4,504	29	0.6

(1)   In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Profit and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 21.2% in September 2015. Such performance stems from the growth of adjusted net income, which increased by 0.6% quarter-over-quarter and 18.6% comparing the nine months of 2015 with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,533 million in the third quarter of 2015, up R$29 million or 0.6% compared to the previous quarter, mainly due to (i) the largest revenues for services provided; (ii) the increment of the “interest” earning portion; (iii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; (iv) lower expenses with income tax and social contribution, which reflects, in part, the increased use of the tax benefit on the constitution of interest on own capital; and impacted, partly, by higher: (v) cost of the provision for doubtful accounts; and (vi) administrative and staff expenditure.

In the comparison between the nine months of 2015 and the same period in the previous year, the adjusted net profit increased R$2,084 million or 18.6%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect the margin of intermediation and of the assets and liabilities management (ALM); and (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net; (v) higher tax expenses; and (vi) higher personnel and administrative expenses, whose variation was below the index of inflation (IPCA) in the period.

Shareholders’ Equity totaled R$86,233 million in September 2015, up 8.8% over September 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 14.5%, 11.4% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.051 trillion in September 2015, a 6.4% increase over September 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month accumulated ER(1) remained at 37.9%, stable in comparison to the previous quarter, and presented improvement of 2.0 p.p. in comparison to the same period of the previous year, proportionate, largely to: (i) by the increase in earning portion and revenues from fee and commission; and (ii) the strict control of our operating expenses, arising from the actions of our Efficiency Committee and of investments in Information Technology. The ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), reached 46.6%.

In the ER – quarterly, the indicator was partially impacted by: (i) higher administrative expenses, primarily due to the increase of (a) expenses with advertising and (b) outsourced services; (ii) by the increase in staff expenditure, in virtue of the collective convention of 2015; and partially offset by: (iii) the increase of the Fee and Commission Income and the interest earning portion.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Earning Portion + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses); and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the third quarter of 2015 would be 42.2%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Earning Portion

13.5%
12.7%
12.0%
11.6%
11.1%
10.7%
10.1%
9.2%
8.1%
8.9%
9.7%
10.3%
10.8%
11.2%
11.8%
12.4%
6.9%
6.8%
6.9%
7.0%
7.1%
7.3%
7.4%
7.5%
R$ million
11,264
354
10,910
10,962
90
10,872
12,066
289
11,777
12,281
119
12,162
12,986
300
12,686
13,599
326
13,273
13,541
126
13,415
13,735
26
13,709
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
Non-Interest Earning Portion
Interest Earning Portion
BM&F Fixed Rate (12 months)
Average Selic Rate (12 months)
Average NIM for the last 12 months = (Interest Earning Portion /Average Assets - Repos - Permanent Assets)

In the quarterly comparison, the R$194 million, or 1.4%, increase was, mainly, due to: (i) by the higher result obtained with the "interest" earning portion, to the value of R$294 million, with emphasis on "Credit Intermediation"; and offset: (ii) by the lower result obtained with the non-interest earning portion, in the amount of R$100 million.

In the comparison between the nine months of 2015 and the same period in the previous year, earning portion has increased by R$5,566 million, or 15.8%, primarily due to a higher interest earning portion income, in the amount of R$5,586 million, particularly in “Credit Intermediation” and “Securities/Other”.

  12  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Interest Earning Portion – Average Rates in the last 12 months

						R$ million
	9M15			9M14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	31,475	364,533	11.5%	28,305	338,308	11.2%
Insurance	4,034	161,849	3.3%	3,050	140,896	2.9%
Securities/Other	4,888	396,002	1.6%	3,456	336,617	1.3%

Interest Earning Portion	40,397	-	7.5%	34,811	-	7.0%

	3Q15			2Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,806	369,422	11.5%	10,427	363,554	11.5%
Insurance	1,349	167,661	3.3%	1,265	161,967	3.2%
Securities/Other	1,554	419,074	1.6%	1,723	397,635	1.7%

Interest Earning Portion	13,709	-	7.5%	13,415	-	7.4%

The interest earning portion rate in the last 12 months stood at 7.5% in the third quarter of 2015, up 0.1 p.p. over the previous quarter, primarily due to the interest earning portion income of “Insurance”. In the annual comparative, the growth of 0.5 p.p. was the reflection of increased profits obtained in the interest earning portions of “Insurance”, “Credit Intermediation” and “TVM/Other”.

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       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2015, the expanded loan portfolio of Bradesco totaled R$474.5 billion, registering in the quarter an increase of 2.4%. In the quarter, (i) the Large Companies accounts showed a growth of 4.5% and (ii) Individual accounts of 1.2%.

In the last 12 months, the portfolio increased by 6.8% primarily represented by: (i) 12.8% in Corporations; and (ii) 5.2% in Individuals.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan. While for the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, influenced, mainly due to the exchange rate variation in the period.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)(1)

In the third quarter of 2015, allowance for loan losses totaled R$3,852 million, registering an increase of 8.5% over the previous quarter due to: (i) the delinquency rate in the period, mainly resulting from the deceleration of economic activity; and (ii) by the effect of the dollar variation on the ALL expenditure, originating from operations abroad. It is important to note that loan operations, as defined by Bacen, increased 3.1% in the quarter.

In the comparison between the nine months of 2015 and the same period of the previous year, these expenses presented a variation of 17.5%, impacted, mainly by: (i) the effect of the alignment of the allowance level of certain operations with corporate clients; (ii) the higher delinquency rate in the period; (iii) the increase in credit operations - Bacen concept, which presented an evolution of 9.0% in the last 12 months; and (iv) by the effect of the dollar variation on the ALL expenditure, originating from operations abroad.

The worsening of delinquency rates was mitigated by the reinforcement of the loan assignment and monitoring policy and processes, quality of guarantees, as well as the improvement of the credit recovery processes.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which refers to operations that are over 90 days past due, had a slight increase mainly due to the downturn in the economy, which impacted the growth of the loan portfolio, highlighting the retraction of the portfolio of the SMEs segment.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, had a slight decrease, influenced mainly by Legal Entities.

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       Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In September 2015, these ratios stood at comfortable levels, reaching 168.4% and 205.7%, respectively.

The increase of the coverage ratios in the quarter is associated with: (i) the strengthening of the general provision for clients of specific industries; and (ii) the increment of the surplus provision, as a prudential measure, due to the deceleration of the economic activity.

Bradesco monitors the loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess of R$6.4 billion, result of an increase of 60.1% of this amount in the third quarter of 2015, to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In September 2015, it includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  16  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Profit for the third quarter of 2015 totaled R$1.317 billion (R$1.284 billion in the second quarter of 2015), in line with the result presented in the previous quarter and an annualized return on Adjusted Shareholder’s Equity of 26.8%.

Accumulated by September 2015, the Net Profit totaled R$3.883 billion, which exceeds by 22.5% the Net Profit in the same period of the previous year (R$3.170 billion), presenting a return on the Adjusted Shareholder’s Equity of 24.7%.

		R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	Variation %
									3Q15 x 2Q15	3Q15 x 3Q14
Net Income	1,317	1,284	1,283	1,236	1,058	1,072	1,040	1,001	2.6	24.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,125	16,723	13,634	17,806	12,904	13,992	11,450	14,492	(9.6)	17.2
Technical Reserves	168,629	164,566	157,295	153,267	145,969	142,731	137,751	136,229	2.5	15.5
Financial Assets	182,391	179,129	170,395	166,022	158,207	154,261	147,725	146,064	1.8	15.3
Claims Ratio (%)	73.1	71.4	71.7	70.9	72.7	70.2	70.1	71.1	1.7 p.p.	0.4 p.p.
Combined Ratio (%)	86.9	86.5	86.8	85.9	86.5	86.3	86.4	86.1	0.4 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	48,185	47,758	47,789	46,956	46,303	45,468	45,260	45,675	0.9	4.1
Employees (unit)	7,052	7,074	7,082	7,113	7,135	7,152	7,265	7,383	(0.3)	(1.2)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.7	24.8	23.5	24.4	23.3	23.5	23.4	24.2	(0.1) p.p.	1.4 p.p.

(1)   The third quarter of 2015 includes the latest data released by SUSEP (August 2015).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

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       Press Release

Summarized Analysis of Adjusted Income

In the comparative study between the third quarter of 2015 and the same period of the previous year, there was an increase of 17.2% in premiums issued, pension contribution and capitalization revenue. In relation to the second quarter of 2015, it showed a reduction of 9.6%, as a result of the growth of 45.3% in the previous quarter, of the "Life and Pension" products.

In the accrued, the production registered an increase of 18.6% over the same period in the previous year, influenced by “Life and Pension Plans” and “Health Bonds” products, which increased 26.0% and 20.7%, respectively.

The net profit of the third quarter of 2015 was 24.5% higher than the results presented in the same period last year, basically due to: (i) the growth of 17.2% in the turnover; (ii) the improvement in the financial and equity results; (iii) the improvement in the index of administrative efficiency, compensated, partly; (iv) by the increase of 0.4 p.p. in the claims ratio index.

The net profit accrued as of September 2015 was 22.5% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) the improvement of the financial and equity results; (iii) the improvement of the administrative efficiency index; and compensated , partly: (iv) by the increase of 1.0 p.p. in the claims ratio index.

The net profit of the third quarter of 2015 was 2.6% higher than the results calculated in the previous quarter, basically, due to: (i) an increase in operating income and equity results; compensated, partly: (ii) by reducing the turnover; and (iii) by the increase of 1.7 p.p. in the claims ratio index.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2015 was R$7.872 billion.

  18  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first nine months of 2015 fee and commission income totaled R$18,242 million, presenting an increase of R$1,992 million, or 12.3%, compared to the same period in the previous year, primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) the progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue; (b) an increase of the base of cards; and (c) the higher volume of transactions performed; (ii) an increase in the incomes of checking accounts, due to an improvement in the customer segmentation process; (iii) the largest revenue with credit operations, resulting from the increase in the volume of operations of sureties and guarantees in the period; and evolution of revenue with: (iv) fund management; and (v) consortium management; being compensated in part: (vi) by the smaller gains in the capital markets (underwriting / financial advisory services).

In the quarter-over-quarter comparison, an increase of R$262 million, or 4.3%, was provided, mainly due to the increase of offering of products and services. The revenues that most contributed to this result were those arising from: (i) checking account; (ii) card income; (iii) fund management; and (iv) loan operations.

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       Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the nine months of 2015 and the same period in the previous year, the increase of R$569 million, or 5.5%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 and 2015 collective agreements.

In the third quarter of 2015, the increase of R$179 million, or 4.9%, over the previous quarter, is a result of variations in the following expenses:

  “structural” – an increase of R$223 million, mainly due to the increase of wage levels and restatement of labor obligations, according to the collective convention; and
  “non-structural” – a decrease of R$44 million, primarily due to lower expenses with provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

  20  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the nine months of 2015 and the same period in the previous year, the 10.1%, or R$1,076 million, increase was primarily due to an increase of expenses originated: (i) by the growth in turnover and services in the period; (ii) by contractual adjustments; (iii) by the dollar performance over the past 12 months since it reached 62.1% of recovery against the Brazilian real; and mitigated: (iv) by the optimization of the customer service center.

In the third quarter of 2015, the increase of 7.0%, or R$274 million, in the administrative expenses over the previous quarter, was mainly due to higher expenses with: (i) advertising and marketing; (ii) outsourced services; (iii) data processing; (iv) depreciation and amortization; and (v) financial system services.

(1)   The decrease as of March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the first nine months of 2015, other operating expenses, net, totaled R$5,122 million, a R$1,087 million increase over the same period in the previous year, primarily due to: (i) the constitution of tax provisions, in the first semester of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$570 million; (ii) higher expenses related to: (a) the constitution of civil provisions; and (b) various losses; (iii) the impact of the creation of a services joint venture (Cateno) in Cielo; and (iv) the amortization of goodwill.

In the third quarter of 2015, other net operating expenses totaled R$1,604 million, remaining stable over the previous quarter.

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       Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenditure with income tax and social contribution, in the quarterly comparison showed a reduction of 9.7%, or R$227 million, reflecting, in part: (i) the reduction of the taxable result; (ii) by non-use, in the second quarter of 2015, of the full tax benefit, due to the constitution of interim dividends, which resulted in an increased use of the tax benefit on the constitution of interest on own capital in the third quarter of 2015; and (iii) of the quarterly increase of the TJLP, from 6.0% to 6.5%. In the annual comparative, the increase of 9.6%, or R$589 million, is related: (i) to the greater taxable result in the period, compensated, in part by the: (ii) increased use of the tax benefit on the constitution of interest on own capital in the nine months of 2015, in comparison to the same period of the previous year.

Unrealized Gains

Unrealized gains totaled R$10,118 million at the end of the third quarter of 2015, a R$13,255 million decrease over the end of the previous quarter. Such variation is mainly due to the devaluation of: (i) the fixed income securities; and (ii) investments, impacted mainly by the actions of Cielo, which devalued 16.3%.

  22  Economic and Financial Analysis Report – September 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

In September 2015, the Capital of the Prudential Consolidated stood at R$93,090 million, against risk-weighted assets totaling R$643,924 million. The total Basel Ratio of the Prudential Consolidated presented a decrease of 1.5 p.p, from 16.0% in June 2015 to 14.5% in September 2015, and the Principal Capital from 12.8% in June 2015 to 11.4% in September 2015, basically due to: (i) an increase of 6.0% in assets weighted by risk, impacted mainly by the assets of credit risk and market; and (ii) the increase of prudential adjustments, which increased from R$9,469 million in June 2015, to R$12,656 million in September 2015, impacted by the growth of the tax credits arising from temporary differences of tax losses and negative basis of social contribution.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, and (iv) the impact of the acquisition of HSBC, for a rate of 9.1% of Common Equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I Basel Ratio of 10.6%, in the end of 2018.

Buffer Capital/Return on the Common Equity at 11%

Bradesco has improved its measurement methodology, and has structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of capital decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 26.9% in the period of 12 months ended in September 2015.

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       Press Release

Economic Scenario

The risks present in the international scenario have intensified once again in the third quarter of this year, in particular in relation to the emerging economies (especially China). As a result, the currencies of these countries have suffered significant depreciation against the dollar in the period. After some accommodation of Chinese economic growth in the second quarter, the economy of the country has weakened once again.

In addition to this, the falling stock exchange and the change of the exchange rate regime, announced by the government of the country, have increased the uncertainties in relation to way economic policy is being conducted. With this, there is an increase in the risks of deceleration of China having an impact on the economic activity in other emerging market countries.

At the same time, the North American economy showed some signs of accommodation, in particular, in the creation of new jobs. This deceleration of the labor market, in turn, may postpone the initial monetary standardization by the Federal Reserve (Fed), which allowed some relief from the volatility in international markets in September. Finally, once the impasse of the Greek crisis was resolved, the growth of the GDP in the Euro area stabilized at a level close to 1.5% per annum.

There have been advances in relevant ongoing adjustments of the domestic economy, especially in relation to the external accounts and to combating inflation. However, in the third quarter, the domestic economy continued on the downward trajectory displayed in the first half of the year. Even if the intensity of the retraction has decreased in the last three months, the behavior of economic activity has had an unfavorable impact on the collection of the public sector, and thus on the fiscal results.

However, the actions to guarantee the tax sustainability in the medium term and the progress in the agenda of reforms are more important. Efforts in this direction represent a requirement for the maintenance of economic predictability and to raise the confidence level of families and business people, in order to resume the trend of an actual income and productive investments increase.

The weakening of domestic economic activity highlights the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remember that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in the funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically controlled levels, in spite of a cyclic elevation due to the retraction of the activity and of the reduction of the employment level this year. The scenario is still very promising for Brazilian banking and insurance sectors in the medium and long term.

  24  Economic and Financial Analysis Report – September 2015

Press Release

Main Economic Indicators

Main Indicators (%)	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	9M15	9M14

Interbank Deposit Certificate (CDI)	3.43	3.03	2.81	2.76	2.72	2.51	2.40	2.31	9.56	7.83
Ibovespa	(15.11)	3.77	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	(9.89)	5.06
USD – Commercial Rate	28.05	(3.29)	20.77	8.37	11.28	(2.67)	(3.40)	5.05	49.57	4.63
General Price Index - Market (IGP-M)	1.93	2.27	2.02	1.89	(0.68)	(0.10)	2.55	1.75	6.34	1.75
Institute of Geography and Statistics (IBGE)	1.39	2.26	3.83	1.72	0.83	1.54	2.18	2.04	7.64	4.61
Federal Government Long-Term Interest Rate (TJLP)	1.59	1.48	1.36	1.24	1.24	1.24	1.24	1.24	4.49	3.75
Reference Interest Rate (TR)	0.61	0.40	0.23	0.26	0.25	0.15	0.19	0.16	1.25	0.60
Savings Account (Old Rule) (1)	2.13	1.92	1.75	1.77	1.76	1.66	1.70	1.67	5.90	5.21
Savings Account (New Rule) (1)	2.13	1.92	1.75	1.77	1.76	1.66	1.70	1.67	5.90	5.20
Business Days (number)	65	61	61	65	66	61	61	64	187	188
Indicators (Closing Rate)	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept15	Sept14
USD – Commercial Selling Rate - (R$)	3.9729	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	3.9729	2.4510
Euro - (R$)	4.4349	3.4603	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	4.4349	3.0954
Country Risk (points)	442	304	322	259	239	208	228	224	442	239
Basic Selic Rate Copom (% p.a.)	14.25	13.75	12.75	11.75	11.00	11.00	10.75	10.00	14.25	11.00
BM&F Fixed Rate (% p.a.)	15.56	14.27	13.52	12.96	11.77	10.91	11.38	10.57	15.56	11.77

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic  rate + TR.

Projections up to 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.70	3.80	3.90
Extended Consumer Price Index (IPCA)	9.60	5.90	5.00
General Price Index - Market (IGP-M)	9.44	5.50	5.00
Selic (year-end)	14.25	13.00	12.00
Gross Domestic Product (GDP)	(3.00)	(1.50)	1.50

Bradesco    25

       Press Release

Guidance

Bradesco's Perspective for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

  26  Economic and Financial Analysis Report – September 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2015

					R$ million
	3Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	5,510	8,225	13,735	-	13,735
ALL	(7,944)	388	(7,556)	3,704	(3,852)
Gross Income from Financial Intermediation	(2,434)	8,613	6,179	3,704	9,883
Income from Insurance, Pension Plans and Capitalization Bonds	1,411	-	1,411	-	1,411
Fee and Commission Income	6,362	18	6,380	-	6,380
Personnel Expenses	(4,064)	-	(4,064)	267	(3,797)
Other Administrative Expenses	(4,242)	42	(4,200)	-	(4,200)
Tax Expenses	(941)	(389)	(1,330)	-	(1,330)
Companies	38	-	38	-	38
Other Operating Income/Expenses	(2,950)	648	(2,302)	699	(1,604)
Operating Result	(6,820)	8,932	2,111	4,670	6,781
Non-Operating Result	(131)	38	(92)	-	(92)
Income Tax / Social Contribution and Non-controlling Interest	11,071	(8,970)	2,101	(4,257)	(2,156)
Net Income	4,120	-	4,120	413	4,533

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Profit, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$9,216 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2015

					R$ million
	2Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	16,074	(2,533)	13,541	-	13,541
ALL	(4,126)	576	(3,550)	-	(3,550)
Gross Income from Financial Intermediation	11,948	(1,957)	9,991	-	9,991
Income from Insurance, Pension Plans and Capitalization Bonds	1,311	-	1,311	-	1,311
Fee and Commission Income	6,107	11	6,118	-	6,118
Personnel Expenses	(3,618)	-	(3,618)	-	(3,618)
Other Administrative Expenses	(3,967)	42	(3,926)	-	(3,926)
Tax Expenses	(1,521)	170	(1,351)	-	(1,351)
Companies	33	-	33	-	33
Other Operating Income/Expenses	(2,369)	712	(1,657)	51	(1,606)
Operating Result	7,922	(1,022)	6,901	51	6,952
Non-Operating Result	(90)	35	(55)	-	(55)
Income Tax / Social Contribution and Non-controlling Interest	(3,359)	987	(2,373)	(20)	(2,393)
Net Income	4,473	-	4,473	31	4,504

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Profit, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,169 million.

  28  Economic and Financial Analysis Report – September 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Nine months of 2015

					R$ million
	9M15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	30,865	10,010	40,875	-	40,875
ALL	(15,923)	1,237	(14,686)	3,704	(10,982)
Gross Income from Financial Intermediation	14,942	11,247	26,189	3,704	29,893
Income from Insurance, Pension Plans and Capitalization Bonds	3,933	-	3,933	-	3,933
Fee and Commission Income	18,170	72	18,242	-	18,242
Personnel Expenses	(11,127)	-	(11,127)	267	(10,860)
Other Administrative Expenses	(11,890)	126	(11,765)	-	(11,765)
Tax Expenses	(3,479)	(511)	(3,990)	-	(3,990)
Companies	51	-	51	-	51
Other Operating Income/Expenses	(8,053)	2,131	(5,922)	800	(5,122)
Operating Result	2,545	13,065	15,611	4,771	20,382
Non-Operating Result	(256)	40	(215)	-	(215)
Income Tax / Social Contribution and Non-controlling Interest	10,548	(13,105)	(2,559)	(4,297)	(6,856)
Net Income	12,837	-	12,837	474	13,311

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$13,445 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Nine months of 2014

					R$ million
	9M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	36,933	(2,222)	34,711	598	35,309
ALL	(10,671)	1,321	(9,350)	-	(9,350)
Gross Income from Financial Intermediation	26,262	(901)	25,361	598	25,959
Income from Insurance, Pension Plans and Capitalization Bonds	3,685	-	3,684	-	3,684
Fee and Commission Income	16,003	247	16,250	-	16,250
Personnel Expenses	(10,779)	-	(10,779)	488	(10,291)
Other Administrative Expenses	(10,786)	96	(10,689)	-	(10,689)
Tax Expenses	(3,220)	(210)	(3,429)	13	(3,416)
Companies	130	-	130	-	130
Other Operating Income/Expenses	(4,896)	1,720	(3,175)	(860)	(4,035)
Operating Result	16,399	952	17,353	239	17,592
Non-Operating Result	(338)	224	(115)	-	(115)
Income Tax / Social Contribution and Non-controlling Interest	(4,965)	(1,176)	(6,142)	(108)	(6,250)
Net Income	11,096	-	11,096	131	11,227

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,352 million.

  30  Economic and Financial Analysis Report – September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 29, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.